Exhibit 3.1

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A CORPORATION TO A
LIMITED LIABILITY COMPANY PURSUANT TO
SECTION 18-214 OF THE LIMITED LIABILITY ACT

1.	The jurisdiction where the Corporation was first formed is Delaware.

2.	The jurisdiction immediately prior to filing this Certificate is Delaware.

3.	The date the Corporation was first formed is July 25, 2001.

4.	The name of the Corporation immediately prior to filing this Certificate is Internap Corporation.

5.	The name of the Limited Liability Company as set forth in the Certificate of Formation is Internap Holding LLC.

 IN WITNESS WHEREOF, the undersigned has executed this Certificate this 8th day of May, 2020.

By: /s/ Michael T. Sicoli
Name: Michael T. Sicoli, Chief Executive Officer
Title: Authorized Person